Exhibit 99.2

Press Release

Results of the option to receive the final 2019 dividend in shares

Paris, July 14, 2020 – The Shareholders’ Meeting of the Company, held on May 29, 2020, offered the option for shareholders to receive the final 2019 dividend of 0.68 euro per share in cash or in new shares of the Company.

The share price for the new shares to be issued in payment of the final 2019 dividend was set on May 29, 2020 at 28.80 euros. This price is equal to 90% of the average opening prices of the shares on Euronext Paris for the twenty trading days preceding the Shareholders’ Meeting, reduced by the net amount of the final dividend, and rounded up to the nearest euro cent.

The period to exercise the option ran from July 1st to July 10, 2020 included. At the end of the option period, 62% of rights were exercised in favour of receiving the payment for the final 2019 dividend in shares. As a result, 38,063,688 new shares will be issued, representing 1.46% of the Company’s share capital based on the share capital as of June 30, 2020.

The settlement and delivery of the new shares as well as their admission to trading on Euronext Paris will occur on July 16, 2020. The new shares will carry immediate dividend rights and be fully assimilated with existing TOTAL shares.

The cash dividend to be paid to the shareholders who did not elect to receive final 2019 dividend in shares amounts to 663 million euros and the date for the payment in cash is set from July 16, 2020.

About Total

Total is a broad energy Group, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

CAUTIONARY NOTE

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and “Group” are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.